

January 22, 2014

Douglas A. Cifu
Chief Executive Officer
Virtu Financial, Inc.
645 Madison Avenue
New York, NY 10022

> **Re: Virtu Financial, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 26, 2013**
> **CIK No. 0001592386**

Dear Mr. Cifu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please provide us with a copy of all graphic materials or artwork you intend to include in your prospectus. We may have comments, which you should address before printing your preliminary prospectus for distribution.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   We note your statements about your position in the industry and comparative statements about your technology. For example:

- "Virtu is a leading technology-enabled market maker…;"
- "We believe we are at the forefront of market making technology…;"
- "a leading, low cost market maker;"
- "We believe that technology equivalent to ours has not been widely available to our competitors." and
- statements that your technology provides you with a significant competitive advantage.

Please provide the basis for these statements. We note that you consider large broker-dealers and niche players to your major competitors. To the extent that these statements reference an advantage over or a comparison to one type of competitor, as opposed to all competitors, please revise the statements to clarify.

5.   We note your references to increases in the tax basis of Virtu Financial's assets resulting from the reorganization transactions, the purchase of Virtu Financial Units, exchanges of Virtu Financial Units for Class A and Class B shares, and payments under the tax receivable agreements; future depreciation and amortization deductions attributable to the prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners; and tax benefits related to imputed interest deemed arising as a result of payments made under tax receivable agreements. Please include a discussion of the material tax matters and file a tax opinion.

Cover Page

6.   Please revise to identify the nature of the underwriting arrangements.

Prospectus Summary, page 1

7.   Please balance your summary of your competitive strengths and growth strategies with an equally prominent discussion of your risks and obstacles you may encounter when implementing this strategy.

The Reorganization Transactions, page 7

8.   Please provide us, and revise to include, a specific and comprehensive discussion regarding how you plan to account for the reorganization transactions. Please clarify if

and how you have determined the transactions are a reorganization of entities under common control. In your response, please address how you have considered the current value of the equity interests, including the Class A-1 interests, Class A-2 capital interests, Class A-2 profits interests and Class B interests and the current economic and voting rights of these equity interests compared to these rights subsequent to the reorganization.

9. Once known, please disclose the number of shares of Class D common stock and Class C common stock the Virtu Post-IPO Members agreed to purchase in the discussion under the second bullet point on page 8.

10. You state on page 10 upon completion of the reorganization, this offering, and the application of the net proceeds from this offering you will be the sole managing member of Virtu Financial and control all the business and affairs of Virtu Financial and its subsidiaries. As such, you will consolidate the financial results of Virtu Financial into your financial statements. Please expand your disclosure to state how you will become the sole managing member of Virtu Financial and your basis in GAAP to support the consolidation treatment.

11. On page 11 you state your intention to use proceeds from the offering to purchase Class A common stock and Virtu Financial Units from the Silver Lake Post-IPO Stockholder. However, the diagram on page 10, depicting the post reorganization organizational structure indicates that the Silver Lake Post-IPO stockholder will hold shares of Class A common and Virtu Financial Units. Is the intention to purchase all of this stockholder's Class A common and Virtu Financial Units? If not, please explain how you will determine how many shares and units you will purchase from this shareholder. If you intend to purchase all of these shares and units, please consider including a separate diagram depicting the organizational structure following these purchases.

12. As discussed on page 15, please clarify in the third bullet point on page 8 that each share of Class B common stock and Class D common stock can be converted, at the option of the holder, into one share of Class A common stock or Class C common stock, respectively.

The Offering, page 13

13. Please indicate the percentage of Class A common stock non-affiliates will own after completion of the offering.

14. Please include a discussion of any plans or intentions for Class C or Class D common stock holders to exchange such shares, along with a corresponding Virtu Financial Unit, for Class A common stock.

Dividend Policy, page 16

15.   We note following the consummation of this offering, Virtu Financial LLC will distribute to certain Virtu Pre-IPO Members as of immediately prior to the commencement of the reorganization transactions, operating cash flow of Virtu Financial LLC, pro rata in accordance with their respective interests in classes of equity. Please disclose how operating cash flow of Virtu Financial LLC is determined and state how the distribution will be funded.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 18

16.   We note your presentation of net trading revenue, which is a non-GAAP measure defined as trading income, net plus interest and dividends income and expense, net, less direct costs associated with those revenues, including brokerage, exchange and clearance fees, net. The title of this non-GAAP metric appears to be confusingly similar to the GAAP metric, trading income, net, which is just revenue earned from bid/ask spreads, and appears to be also be confusing given that it is not just a revenue metric since it is reduced by a significant amount of costs which are associated with those revenues. Please consider revising the title of this metric or tell us in more detail why this title clearly describes the nature of this non-GAAP metric and is not confusingly similar to the title of your GAAP metrics. To the extent that you believe you can support continuing to use the title "net trading revenue" for this metric, please ensure that each place you discuss this metric, you clearly label it as non-GAAP and provide a cross reference to where the metric is described in more detail.

Risk Factors, page 24

Non-compliance with applicable laws and regulatory requirements…, page 29

17.   We note your statement that some of your subsidiaries have not yet completed statutorily required filings for the year ended December 31, 2012. To the extent these subsidiaries have been sanctioned, please include a discussion of these sanctions.

Our failure to protect our systems and networks against cybersecurity breaches..., page 32

18.   Please revise this risk factor to indicate whether you have suffered any material breaches of your cybersecurity measures.

The use of open source software may expose us to additional risks, page 34

19.   Please define the phrase "open source software."

We are a holding company and our principal asset after completion of this offering will be our
equity interests…, page 37

20.   Please identify the applicable laws and regulations that may result in restrictions on Virtu
        Financial's ability to make distributions.

Organizational Structure, page 50

21.   Please include an organizational diagram showing your organizational structure
        immediately prior to the reorganization transactions.

Unaudited Pro Forma Financial Information, page 64

22.   Please note that once you have included complete pro forma financial information for the
        reorganization and offering transactions, we will need sufficient time to review such
        information and may have additional comments based on your compliance with Article
        11 of Regulation S-X. Specifically, please ensure that each of your pro forma
        adjustments is explained in sufficient detail. In this regard, certain adjustments may
        require additional tabular disclosure in order to fully explain the various components.

23.   Please confirm that the pro forma balance sheet will reflect the pro forma equity structure
        of the registrant, as opposed to the subsidiary, Virtu Financial LLC. Also, confirm the
        pro forma adjustments will demonstrate the changes in capital structure from the
        exchange of interest in Virtu Financial LLC into Virtu Financial Units through the
        issuance of your Class A, C, and D common stock, in addition to the other reorganization
        transactions, and add footnotes as necessary to clearly present these transactions.

24.   We note within your pro forma financial statements that you present all of the pro forma
        adjustments into one column titled, "Pro Forma Offering Adjustment." To enhance the
        transparency of your pro forma financial statements, please consider disaggregating the
        reorganization transactions, including other IPO adjustments relating to the tax receivable
        agreement and cash distribution, and offering into separate columns on the face of your
        pro forma financial statements as well as include a sub-total column that reflect the
        amounts adjusted for the reorganization transactions.

Virtu Financial LLC and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Comprehensive Income for the year
ended December 31, 2012, page 65

25.   We note that you reference financial statement line item, "net income", on your
        unaudited pro forma condensed consolidated statement of comprehensive income for the
        year ended December 31, 2012 and nine months ended September 30, 2013 on pages 65-
        66 to pro forma adjustment (c). In light of the description of pro forma adjustment (c) on

page 68, which gives the effect of the interest in Virtu Financial LLC that the current members of Virtu Financial LLC will hold after the reorganization transaction and the offering, it appears that this adjustment should be reference to the financial statement line item, "net income attributable to non-controlling interest" as oppose to "net income". Please revise your filing according or advise us as to why such revisions are not necessary.

Notes to Unaudited Pro Forma Financial Information, page 68

26.   In regards to pro forma adjustment (a), tell us why the reclassification of vested Class A-2 profit interest in Virtu Financial is not shown.

27.   Refer to pro forma adjustment (b). Please disclose the pro forma income tax rate used to calculate your provision for income taxes and discuss how such rate was determined.

28.   We note that pro forma adjustment (d) reflects the impact of the receipt and use of proceeds from the sale of your Class A common stock. However, the pro forma balance sheet on page 67 only reflects that the financial statement line item, "cash and cash equivalents", as being impacted by this adjustment. Please revise your pro forma financial statements to reference pro forma adjustment (d) to all of the financial statement line items that this adjustment impacts. In addition to enhance the transparency of your disclosure, please consider disaggregating the receipt and use of the offering proceeds into two separate pro forma adjustments.

29.   Refer to pro forma adjustment (e). You state that deferred tax asset will be amortized over 15 years. Please tell us, and disclose as applicable, your basis in GAAP to support this accounting treatment.

30.   Furthermore, we note tax savings of approximately 85% realized will be paid to certain of the Virtu Pre-IPO Members and are included in accounts payable, accrued expenses and other liabilities in your pro forma consolidated balance sheet with the remaining 15% recognized as a permanent increase in paid-in capital. However your pro forma balance sheet on page 67 reflects that "other assets" is the only line item being impact by this transaction. Please revise your filing to reference all of the specific financial statement line items on your pro forma balance sheet that pro forma adjustment (e) affects. Additionally, please provide further discussion of all the key assumptions that went into the calculation of the deferred tax asset.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

Net Trading Revenue, page 74

31.   Please provide a further breakdown of your net trading revenue (or trading income, net) by asset class in this section for each period presented, similar to the breakdown you provide on page 94 in the Business section.

Brokerage, Exchange and Clearance Fees, net, page 79

32.   Please disclose the asset classes that have lower associated brokerage expenses relative to your other significant asset classes.

Liquidity and Capital Resources, page 83

33.   We note your presentation of total cash and assets readily convertible to cash, which includes all of your cash, all of your financial instruments owned, including ones that have been pledged, all of your receivables from broker-dealers and clearing operations, all of your securities borrowed, and all of your securities purchased under agreements to resell. In order to make this disclosure more meaningful, please provide disclosure of your cash and unencumbered assets that are immediately available for monetization and consider separately providing a discussion of outstanding borrowings permitted under your credit facilities.

Credit Facility, page 87

34.   Please identify the lender for your current credit facility.

35.   We note your disclosure that you are subject to certain financial covenants which require you to maintain specified financial ratios and tests, including interest coverage and total leverage ratios, which may require you to take an action to reduce your debt or to act in a manner contrary to your business objectives. You also disclose that as of November 30, 2013, you were in compliance with all of your covenants. If you believe that it is reasonably likely that you will not meet any significant covenant, please revise to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.

Risk Management, page 104

36.   Please disclose who serves on your Risk Committee and expand this section to include more discussion of what role your Board of Directors play in risk management.

Employment Agreements, page 114

37.   Please tell us when you expect to enter into and file these employment agreements.

Virtu Financial LLC and Subsidiaries

Unaudited Condensed Consolidated Financial Statements for the Period Ended September 30, 2013

Condensed Consolidated Statements of Financial Condition, page F-5

38.   Please tell us what consideration you gave to SAB Topic 1:B.3 in regards to providing a pro forma balance sheet reflecting the accrual of the operating cash distribution, which will be made to the certain Virtu Pre-IPO Members following the consummation of this offering, alongside your historical balance sheet.

Note 9 – Financial Assets and Liabilities, page F-26

39.   We note your tables showing the netting of financial assets and liabilities as of September 30, 2013 and December 31, 2012. Please tell us, and revise your disclosures as applicable, to clarify why your net exposure is zero for all of your financial instruments as of September 30, 2013 and December 31, 2012. Additionally, please clarify what is included in the column titled "gross amounts not offset in the condensed consolidated statements of financial condition" by breaking it out separately between financial instruments and cash collateral received, similar to the example in ASC 210-20-55-20. Additionally, please tell us any consideration you gave to also providing disclosure for your derivatives separately between whether they are over the counter, exchange traded, or exchange cleared, similar to the example in ASC 210-20-55-22.

Audited Consolidated Financial Statements for the Years Ended December 31, 2012 and 2011

Notes to Condensed Consolidated Financial Statements, page F-45

Note 2 – Summary of Significant Accounting Policies, page F-45

Goodwill, page F-49

40.   We note that goodwill constituted approximately 17% and 22% of total assets as of September 30, 2013 and December 31, 2012. Given the significance of goodwill to your

financial statements, please expand your disclosure to discuss how you determine the fair value of your reporting unit(s) and clarify the nature and number of reporting units you have given that the vast majority of your goodwill arose from your acquisition of Madison Tyler Holdings LLC in July 2011.

Note 5 – Receivables from/Payables to Broker-Dealers and Clearing Organizations, page F-56

41.   Please tell us the factors driving the 128% increase in securities failed to deliver between December 31, 2011 and December 31, 2012.

Note 8 – Borrowings, page F-58

42.   We note your disclosure that the outstanding principal balance on both your short-term credit facilities entered into with a financial institution are classified as part of receivables from broker-dealers and clearing organizations in the statements of financial condition. Please support your basis for this classification, and tell us which line items these outstanding credit facilities are classified within in Note 5 which shows the details of receivables from/payables to broker-dealers and clearing organizations.

Note 9 – Fair Value Measurements, page F-60

43.   We note that the fair value of your derivative contracts are based on prices obtained from the banks that are counterparties to these contracts, as well as management's own calculations and analyses. Please revise your filing to state whether, and if so, how and why you adjust prices obtained from these counterparties. Also explain the method used and assumptions made in management's calculation of the fair value of these contracts.

Note 12 – Commitments, Contingencies and Guarantees, page F-65

Litigation, page F-67

44.   You have disclosed that management believes that the resolution of any known matters will not result in any material adverse effect on the company's financial position. Please revise your filing to discuss how the resolution of any know matters will affect your results of operations and cash flows.

Note 14 – Capital Structure, page F-68

Class B Interests, page F-69

45.   We note your disclosure that Class B interests representing a right to share in 11.715% and 11.565% of capital proceeds (on a fully diluted basis) were issued and outstanding as of December 31, 2012 and 2011. Please tell us why you have not separately reflected the

Class B Interests on the face of the consolidated balance sheet and also tell us how they are reflected in the consolidated balance sheet, and the basis for such classification.

East Management Incentive Plan, page F-71

46.   We note your disclosure that you have not recognized compensation expense under the East Management Incentive Plan for the year ended December 31, 2012. Please tell us, and expand your disclosure as applicable to discuss, when and how any compensation expense would be recognized under this plan.

Note 15 – Share-based Compensation, page F-71

47.   We note your disclosure that during 2012, certain employees were granted Class B interests, and these interests vest in accordance with the terms of the Management Incentive Plan. Please expand your disclosure to discuss the vesting terms, how fair value was determined, how compensation expense will be recognized, and provide a rollforward of activity in the Class B interests.

Note 18 – Geographic Information, page F-74

48.   We note your disclosure showing the geographic breakdown of your revenues between U.S. and International, and your disclosure that international revenues are primarily in Europe and Asia. Given the significance of your international revenues, and the fact that international revenues continue to grow in significance to your total revenues (from 26% at December 31, 2012 to 34% at September 30, 2013), please disaggregate the international revenues between each significant foreign country and disclose the basis for attributing revenues to individual countries. Please refer to ASC 280-10-50-41(a) for guidance.

Note 19 – Parent Company, page F-74

Guarantees, page F-74

49.   We note your disclosure that the Company guarantees the indebtedness of its direct subsidiary under the senior secured credit facilities and the outstanding balance of the term loan under the senior secured credit facility was $402.8 million and $267.9 million at December 31, 2012 and 2011. Please clarify how these amounts reconcile back to the amounts disclosed in Note 8.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Yolanda Trotter at (202) 551-3472 or Stephanie Ciboroski at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director